UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Actipulse Neuroscience, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    June 27, 2019

Physical Address of Issuer:

210 Broadway, 201, Cambridge, MA 02139, United States

Website of Issuer:

https://www.actipulseneuroscience.com

Current Number of Employees:

0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$1,654,564	$685,366
Cash & Cash Equivalents	$828,839	$233,595
Accounts Receivable	$182,624	$182,624
Short-term Debt	$146,013	$96,654
Long-term Debt	$172,654	$172,654
Revenues/Sales	$173,963	$2,609
Cost of Goods Sold	$1,928	$138
Taxes Paid	$	$0
Net Income/(Net Loss)	$9,308	$(24,691)

Table of Contents


April 13, 2023

Actipulse Neuroscience, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Actipulse Neuroscience, Inc. ("**Actipulse**," the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.actipulseneuroscience.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 13, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Adrien Châtillon
(Signature)

Adrien Châtillon
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Adrien Châtillon
(Signature)

Adrien Châtillon
(Name)

Director
(Title)

April 13, 2023
(Date)

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 13, 2023

Actipulse Neuroscience, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Actipulse is a medical company specializing in non-invasive brain stimulation therapeutics for the treatment of Alzheimer's Disease (clinical stage) and Depression (revenue stage). The Company has filed a pre-submission application with the FDA, launched a pivotal trial in Q3 2021 and is seeking FDA approval of its home-based depression device in Q3 2023.

The Company was incorporated in Delaware as a corporation on June 27, 2019. On May 21, 2021, the Company acquired the outstanding shares in Actipulse International SA de CV, a Mexican corporation incorporated on April 17, 2017, in a share swap with the Company's shareholders, including its CEO and Founder.

The Company is located at 210 Broadway, 201, Cambridge, MA 02139, United States.

The Company's website is https://www.actipulseneuroscience.com.

The Company is headquartered and qualified to conduct business in Massachusetts. Actipulse also has offices in Mexico City, Mexico and Santiago, Chile. The Company sells and leases its products through the Internet and throughout all 50 U.S. states plus Mexico, Chile and Ecuador.

The Company currently conducts the majority of its business through its wholly-owned subsidiary, Actipulse International SA de CV, a Mexican corporation, incorporated on April 17, 2017.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, its board of directors, and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the foreign, federal and local levels and, in some instances, at the state level. Foreign, federal, state and local legislators or regulators, including the FDA, may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We will be subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment will be required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there may be many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Investors will be investing in a holding company and not the operating company.

The Company is a holding company which owns 100% of the operating company that produces the Company's products. As such, investors will not be direct investors in the operating company. Although the Company currently controls the operating company and is the owner of the Company's patents and trademarks, there is a risk that such control could change or that the operating company could suffer losses or claims against its business which could have a material adverse impact on the value of the operating company and the Company's ownership thereof.

The Company's operating company is located in a foreign jurisdiction which could increase the costs and risks to its business.

The Company's primary operating entity will be operated in a foreign jurisdiction. This could increase the risk to the Company due to, among other reasons, political risk, cultural risk and foreign exchange risk. Further, the Company's operating business will be subject to foreign laws and regulations which may differ from those in the U.S., particularly in regards to oversight of the Company's devices and rules related to the employee workforce, which could increase the Company's cost to comply with such laws and regulations. If the Company is unable to navigate these risks, or manage these costs, it could have a material adverse impact to the Company's operations and financial statements.

Description of the Business

Actipulse is a medical company specialized in non-invasive brain stimulation therapeutics for the treatment of Alzheimer's Disease (clinical stage) and Depression (revenue stage), with offices in Cambridge, MA, Mexico City, Mexico and Santiago, Chile. The Company launched a pivotal trial in Q3 2021 with the objective of seeking FDA approval of its home-based depression device in Q3 2023.

Business Plan

The Company plans to significantly expand its business by scaling sales operations in our Latin American markets and obtaining FDA market-clearance for the U.S. market. Any capital we raise will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products

Product / Service	Description	Current Market
Actipulse Pro2 Alisson	Non-invasive brain stimulation device using High-Frequency and Low-Intensity magnetic pulses for the clinical treatment of Major Depression Disorder, and related psychiatric pathologies.	Psychiatrists, medical doctors, small clinics and hospitals.

Competition

Our key competitors are Brainsway, Magstim, Neurostar and Fisher Wallace. The neuromodulation market, which the Company competes in, does not yet have a leading company that controls a majority of the major depressive disorder market. Further, the above competitors, with the exception of Fisher Wallace, offer hospital-based neuromodulation products and do not currently offer a home-based device. The hospital-based neuromodulation market was severely impacted by the Covid-19 pandemic.

Customer Base

Actipulse leases and sells its products directly to medical doctors that treat depression. Actipulse targets small medical practices wanting to equip their practice with a non-invasive brain stimulation clinical device to treat their patients. Also, Actipulse sells its products to small clinics and hospitals.

If the Company obtains FDA approval for its new home-treatment device, the Company will start selling its product in the United States directly to patients suffering from major depressive disorder.

Supply Chain

Although the Company is dependent upon certain third party vendors for certain electronic components, the Company has access to alternate vendors in the event its current third-party vendors are unable to provide such components or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor would cause a major disruption to its business, although it could cause short-term limitations.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
88526319	ACTIPULSE NEUROSCIENCE	Standard Character Mark	July 21, 2019	Pending	USA
63/189,443 (Provisional Application)	"MAJOR DEPRESSIVE DISORDER OR PERSISTENT DEPRESSIVE DISORDER PREVENTION OR TREATMENT WITH LOW INTENSITY AND HIGH FREQUENCY MAGNETIC STIMULATION"	Patent	May 18, 2021	Pending	USA
63/036,601	"ALZHEIMER'S DISEASE PREVENTION OR TREATMENT WITH LOW INTENSITY AND HIGH FREQUENCY MAGNETIC STIMULATION"	Patent	June 9, 2020	Pending	USA
MX-E2019057498	"DISPOSITIVO MÉDICO DE ESTIMULACIÓN MAGNETICA TRANSCRANEAL DE FRECUENCIA RÁPIDA Y BAJA INTENSIDAD PARA USO DOMÉSTICO"	Patent	March 19, 2020	Pending	Mexico

All patents and trademarks are owned by the Company. All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company's Mexican subsidiary owns the following domain names:
actipulse.com
actipulseneuroscience.com
actipulse.health
actipulse.org
actipulse.academy
actipulse.pro
actipulse.clinic
actipulse.app
actipulse.tech.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of foreign, U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Adrien Châtillon	CEO, Co-Founder and Director	CEO and Founder, Actipulse Neuroscience, Inc., January 2017 – Present Responsible for strategy, sales, operations, and general CEO responsibilities	Grenoble Graduate School of Business, MSc., International Business, 2013; Toulouse Business School, BSc., Management, 2011
Gabriel Villafuerte	Chief Medical Officer	Chief Medical Officer, Actipulse Neuroscience, Inc., November 2017 – Present Chief Medical Officer responsible for clinical trials Ph.D. candidate, 2015-2018	Universidad Nacional Autónoma de México, PhD in Neuroscience, 2018; Universidad Nacional Autónoma de México Medical Doctorate, 2016
Daniel Gomez	Chief Operating Officer	Chief Operating Officer, Actipulse Neuroscience, Inc., November 2017-Present	Cardiff University, B.S., Marketing, 2010
Alain Châtillon	Co-Founder	Chief Executive Officer, Deepers Detector Co., 2005-2020	Rocheford Military Academy, Engineering, 1962

Biographical Information

Adrien Châtillon: Adrien is the co-founder and CEO of the Company, a medical technology company focused on brain health. Based in Boston and present in three countries, Actipulse specializes in non-invasive brain stimulation therapeutics for the treatment of neurological and psychiatric disorders. Adrien has previously co-founded two startups in his native France. Additionally, Adrien is a polyglot and has lived and worked in more than eight countries.

Gabriel Villafuerte: Gabriel is the Chief Medical Officer of Actipulse Neuroscience. Gabriel is a Medical Doctor and holds a PhD in Neuroscience earned from the Universidad Nacional Autónoma de México. For the past years, he has specialized his research in neuromodulation technologies for the treatment of neurological and psychiatric disorders, in both pre and clinical trials. He has published his research in numerous prestigious international journals. Gabriel is fond of using new technologies for his research project, including 3D printing and machine learning, to find better and new ways to apply neuromodulation.

Daniel Gomez: Daniel is the Chief Operating Officer of Actipulse Neuroscience. He is an accomplished entrepreneur and has previously launched five companies in different Latin American countries. Previous to his employment with the Company, Daniel was the Co-Founder and COO of Glubers, a social network.

Alain Châtillon: Alain is an inventor and serial entrepreneur. He has co-founded eight companies during his lifetime, including the Company. Prior to his co-founding of the Company, Alain was the CEO of Deepers Detector Co. for 15 years, a metal detector company specialized in professional metal detection. He holds an engineering degree from Rocheford Military Academy, France, where he graduated in 1962.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has no employees. However, the Company's wholly-owned subsidiary, Actipulse International SA de CV, has 21 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). Additionally, the Company has established the 2021 Equity Incentive Plan for which 1,200,000 shares are authorized for issuance thereunder. At the filing of this Form C-AR, 7,820,000 shares of Common Stock are issued and outstanding (including 940,000 shares of restricted stock issued under the 2021 Equity Incentive Plans which are subject to restrictions). Additionally, the Company has an additional 180,000 shares of Common Stock available for issuance under the 2021 Equity Incentive Plan.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	7,820,000*
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.
Other Material Terms	Right of First Refusal provided to the Company

*A portion of these shares are subject to vesting restrictions.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type of security	Convertible Notes
Amount outstanding	$100,000
Voting Rights	Will have voting rights upon conversion
Anti-Dilution Rights	None
Other Material Terms	$6,400,00 valuation cap; voluntary conversion at any time.
Interest Rate	4.5%
Maturity Date	June 23, 2022 ($50,000)/July 19, 2022 ($50,000)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$125,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $1,785,715
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$375,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Most favored nations clause
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$220,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $20,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$200,390
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$500,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $20,000,000 Discount of 10%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Outstanding Debt

The Company no outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$782	7,820,000	N/A	May 21, 2021	Section 4(a)(2); Rule 701
Convertible Notes	$100,000	2	General Corporate Purposes	May 5, 2020; July 15, 2020	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$200,390	494	General Corporate Purposes	November 17, 2021	Reg. CF
SAFE (Simple Agreement for Future Equity)	$125,000	1	General Corporate Purposes	November 23, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$375,000	1	General Corporate Purposes	February 17, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$220,000	5	General Corporate Purposes	March 25, 2022; April 3, 2022; April 6, 2022; April 14, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$500,000	1	General Corporate Purposes	November 3, 2022	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Adrien Châtillon	4,080,000 shares of Common Stock	52.17%
Alain Châtillon	2,800,000 shares of Common Stock	35.81%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Actipulse (the "**Company**") was incorporated on June 6, 2019 under the laws of the State of Delaware, and is headquartered in Cambridge, MA. On May 21, 2021, the Company acquired the outstanding shares in Actipulse International SA de CV, a Mexican corporation incorporated on April 17, 2017, in a share swap with the Company's shareholders, including its CEO and Founder.

The Company currently conducts the majority of its business through its wholly-owned subsidiary, Actipulse International SA de CV.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2023, the Company had an aggregate of approximately $550,000 in cash and cash equivalents, leaving the Company with approximately sixteen (16) months of runway.

Liquidity and Capital Resources

In November 2021, the Company completed an offering pursuant to Regulation CF and raised $200,390.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(1) On May 21, 2021, the Company acquired from the Company's shareholders, including its CEO and Founder, Adrien Châtillon, the outstanding shares in Actipulse International SA de CV, a Mexican corporation, and certain technology and other assets, in exchange for 6,880,000 shares of the Company's Common Stock.

(2) Alain Châtillon, a Co-Founder of the Company, was the owner of an electronic manufacturing company which originally produced the Company's devices. In 2020, production of the Company's devices was brought in-house when Mr. Châtillon retired and closed his company. The Company owed Mr. Châtillon's company $75,000 for the devices and the Company and Mr. Châtillon agreed in 2021 to convert such debt into a capital contribution by Mr. Châtillon.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 13, 2023

Actipulse Neuroscience, Inc.



Actipulse Neuroscience, Inc.
Balance Sheet
Through 12/31/2022

Assets

Cash And Cash Equivalents

Cash	$43,612.00
Brex - Actipulse Neuroscience, Inc. Cash Account	$4,202.58
Brex - Actipulse Neuroscience, Inc. Cash Account - Investment YC Seed	$780,958.21
Mercury Bank - Checking *2739	$67.02

Accounts Receivable

Accounts Receivable	$182,624.00

Prepaid Expenses And Other Assets

Other Assets	$195,592.00
Loan to Related Party	$432,058.00

Goodwill And Other Intangible Assets

Other Intangible Assets	$16,555.00

Accumulated Amortization

Goodwill	-$1,104.00

Total Assets	**$1,654,564.81**

Liabilities

Accounts Payable

Accounts Payable	$35,677.00

Other Liabilities

Other Liability

Customer Advances	$15,651.00
Accrued expenses	$43,083.00
Tracking Transfer	$50,000.00
Brex - Actipulse Neuroscience's Brex Card Account	$1,602.80

Debt

Related Party Loans

Due to Officer	$75,255.00

Note Payable

Convertible Notes	$97,399.00

Total Liabilities	**$318,667.80**

Equity

Equity

Common Stock	$1.00
SAFE	$1,182,641.14
Additional Paid in Capital	$5,022.00
Owners Cash Distributions	-$3,000.00
Retained Earnings	$141,924.85
Net Income	$9,308.02
Total Equity	$1,335,897.01
Liabilities + Equity	$1,654,564.81

These financial statements are not audited, reviewed, or compiled and, accordingly, no opinion or assurance is expressed on these statements. These financial statements are not a full set of financial statements and instead reflect transaction activity based on the information provided by the company.

Selected Information--Substantially All Disclosures Required by the Tax Basis of Accounting Are Omitted.

The statements are prepared on the income tax basis of accounting which is the basis the entity uses to prepare its tax returns. Certain non-cash activity, such as depreciation expense, is recorded only at year end when the income tax return is prepared. The monthly statements do not include those expenses unless the statements are for last month of the fiscal year-end.

Actipulse Neuroscience, Inc.

Income Statement - Summary

1/1/2022 to 12/31/2022

Revenue

Income

Sales	$170,000.00

Other Income

Dividends	$3,963.65
Total Revenue	**$173,963.65**

Expenses

Cost Of Goods Sold

Materials and Supplies	$1,928.30

Expense

Meals Expense	$3,223.88
Entertainment	$330.34
Travel Expense	$66,620.27
Cash Back Rewards	-$550.13
Vehicle Insurance	$947.49
Rent/Occupancy of Other Business Property	$175.99
Computer and Online Services	$4,314.36
Advertising	$175.30
Charitable Contributions	$1,157.19
Business Gifts	$485.38
Accounting Services	$13,807.20
Other Professional Fees	$1,134.00
Research and Development	$2,102.50
Supplies	$34,663.15
Office Expense	$1,659.94
Other Expenses	
Parts Expense	$52.89
Legal Services	$32,427.58
Interest Expense	$0.00
Total Expenses	**$164,655.63**

Net Income	**$9,308.02**

These financial statements are not audited, reviewed, or compiled and, accordingly, no opinion or assurance is expressed on these statements. These financial statements are not a full set of financial statements and instead reflect transaction activity based on the information provided by the company.

Selected Information--Substantially All Disclosures Required by the Tax Basis of Accounting Are Omitted.

The statements are prepared on the income tax basis of accounting which is the basis the entity uses to prepare its tax returns. Certain non-cash activity, such as depreciation expense, is recorded only at year end when the income tax return is prepared. The monthly statements do not include those expenses unless the statements are for last month of the fiscal year-end.